Exhibit 23.4
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Trident Resources Corp.:
We consent to the use of our report dated April 28, 2006, except as to notes 2, 22 and 23 which are as of July 24, 2006, with respect to the consolidated financial statements of Trident Resources Corp. as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, included herein and to the reference to our firm under the heading “Experts” in the prospectus.
Our report dated April 28, 2006 contains an explanatory paragraph that states that the Company has suffered recurring losses from operations and has a net capital deficit that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.
/s/ KPMG LLP
Calgary, Canada
July 24, 2006